May 5, 2006

Mr. Jim Rosenberg

United States Securities and Exchange Commission

Division of Corporate Finance

100 First Street, N.E.

Washington, DC 20549

RE:	Horizon Health Corporation

Form 10-K for the Fiscal Year Ended August 31, 2005

Filed November 14, 2005

File No. 001-13626

Dear Mr. Rosenberg,

Following is the information that you requested in your letter dated March 20, 2006. As requested, our responses are keyed to your comments.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

Critical Accounting Policies and Estimates, page 59

Allowances for Doubtful Accounts, page 60

1.	SEC Comment: Please provide to us the following, in disclosure-type format, so that we may better understand the nature and impact of this estimate on your operations:

•	Disclose the steps you take in collecting accounts receivable. Disclose your policy with respect to determining when a receivable is recorded as bad debt and when a write off is recorded. Clarify the threshold i.e. amount and age for account balance write-offs.

•	Disclose the day’s sales outstanding for each period presented. Disclose the reasons for significant changes from the prior period.

•	Disclose in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management’s own reporting criteria, i.e. unbilled, less than 30 days, 30 to 60 days, etc. or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification, i.e. Contract management, Medicare, Medicaid, Managed care and other, and Self-pay. We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.

•	Quantify and disclose the reasonably possible effects that a change in estimate of unsettled amounts from the various payors as of the latest balance sheet date could have on financial position and operations.

•	Explain in greater detail why as discussed on page 51 under the heading “Provision for Doubtful Accounts” the acquisitions in your hospital services group had such a significant impact on this balance.

Company response:

The following response is provided to the Commission in disclosure-type format to address your comments regarding our MD&A disclosure relating to Allowances for Doubtful Accounts:

Allowances for Doubtful Accounts: The Company maintains allowances for doubtful accounts for estimated losses that may result from the inability of its customers to make required payments. It is the Company’s policy to record an allowance for doubtful accounts if a receivable balance remains outstanding in excess of 90 days for the behavioral health contract management services, physical rehabilitation contract management services and EAP services groups. Discretionary amounts may be reserved prior to aging 90 days and are based on the likelihood of recoverability of accounts receivable considering such factors as past experience and taking into account current collection trends that are expected to continue. Factors taken into consideration in estimating the allowances include amounts past due, in dispute, or a client which the Company believes might be having financial difficulties. If economic, industry, or specific customer business trends worsen beyond earlier estimates, the Company may increase the allowances for doubtful accounts by recording additional expense. Legal fees expended in the pursuit of the outstanding amounts are considered “recovered” prior to the reversal of any previously written off bad debt.

The primary collection risk with regard to patient receivables associated with the Company’s hospital services group lies with uninsured patient accounts or patient accounts whereby the primary insurance carrier has paid the amounts covered by the applicable agreement, but the portion of the amount that is the patient’s responsibility (primarily deductibles and co-payments) remains outstanding. The Company estimates the allowance for doubtful accounts for these receivables primarily based upon the age of the patient accounts receivable, the patients’ economic ability to pay and the effectiveness of historical collection efforts. It is the Company’s policy for the hospital services group to record an allowance for doubtful accounts if a receivable balance remains outstanding in excess of 120 days. Additionally, it is the Company’s policy, based on historical experience, to fully reserve for any self-pay balances outstanding on the date of discharge. Accounts receivable acquired through an acquisition are recorded at net realizable value. The Company continually monitors its accounts receivable balances and utilizes cash collection data to support its estimates of the provision for doubtful accounts. Discretionary amounts may be reserved prior to aging 120 days from discharge upon review of the account and upon determination that the collection of the account or a portion thereof is uncollectible. Significant changes in payor mix or business office operations could have a significant impact on the Company’s results of operations and cash flows.

The Company employs a full time Business Office Manager at each of its freestanding hospital facilities who is responsible for billing and collection efforts. The Company also employs a Credit Risk Manager at the National Support Center whose primary responsibility is the collection of outstanding receivable balances for the behavioral health contract management services and physical rehabilitation contract management services groups. Collections for the EAP services group are performed by the billing function for this group. It is the Company’s policy to write off receivable balances or portions thereof against the allowance for doubtful accounts if all collection efforts have been exhausted and the account is deemed to be uncollectible.

As of August 31, 2005, the Company’s days sales outstanding was 47.7 days, an increase of 6.5% from 44.8 days at August 31, 2004. As of August 31, 2004, the Company owned and operated a total of two freestanding behavioral facilities, compared to five such facilities at August 31, 2005.

Shown below is our payor mix concentrations and related aging of net accounts receivable for our hospital services, contract management services (includes the behavioral health and physical rehabilitation contract management services groups), and EAP services groups as of August 31, 2005 and 2004 (in thousands):

As of August 31, 2005:

	Days outstanding
	0-30	31-60	61-90	91-120	Over 120	Total
Hospital Services
Medicare	$1,421	$410	$79	$132	$9	$2,051
Medicaid	2,856	284	273	204	508	4,125
HMO/PPO/Commercial	5,260	1,185	762	463	151	7,821
Self-pay	445	185	245	123	147	1,145
Other	692	14	36	16	—	758

Total Hospital Services	10,674	2,078	1,395	938	815	15,900

Contract Management Services (a)	8,101	2,292	461	99	77	11,030

EAP Services (b)	1,191	713	40	—	2	1,946

Total Accounts Receivable, net	$19,966	$5,083	$1,896	$1,037	$894	$28,876

% of Total Accounts Receivable	69.1%	17.6%	6.6%	3.6%	3.1%

(a)	Payor class consists of acute-care hospital facilities.
(b)	Payor class consists of third-party insurance carriers and commercial organizations.

As of August 31, 2004:

	Days outstanding
	0-30	31-60	61-90	91-120	Over 120	Total
Hospital Services
Medicare	$139	$178	$179	$20	$3	$519
Medicaid	2,694	313	118	61	50	3,236
HMO/PPO/Commercial	886	469	234	91	—	1,680
Self-pay	—	—	—	—	—	—
Other	751	76	57	15	—	899

Total Hospital Services	4,470	1,036	588	187	53	6,334

Contract Management Services (a)	8,181	2,173	344	90	569	11,357

EAP Services (b)	996	533	16	—	1	1,546

Total Accounts Receivable, net	$13,647	$3,742	$948	$277	$623	$19,237

% of Total Accounts Receivable	70.9%	19.5%	4.9%	1.4%	3.2%

(a)	Payor class consists of acute-care hospital facilities.
(b)	Payor class consists of third-party insurance carriers and commercial organizations.

The Company’s provision for doubtful accounts increased approximately $3.5 million from $869,000 for the year ended August 31, 2004, to $4.4 million for the year ended August 31, 2005, primarily as a result of the acquisitions in the Company’s hospital services group. Our freestanding behavioral health facilities historically experience higher bad debt expense and days sales outstanding than the behavioral health contract management services, physical rehabilitation contract management services, and EAP services groups. Accordingly, as the Company acquires additional freestanding behavioral health facilities, bad debt expense and days sales outstanding is expected to increase as the percentage of consolidated revenues derived from freestanding behavioral health facilities increases. The Company owned and operated two facilities for only a portion of the year ended August 31, 2004. These two facilities were operated by the Company for the entire year ended August 31, 2005, and an additional 3 facilities were acquired during that period. A 5% change in the Company’s provision for doubtful accounts as of August 31, 2005 would have an annual impact of approximately $219,000 on income from operations for fiscal 2005.

Hospital Services – Total receivables grew from approximately $6.3 million at August 31, 2004, to $15.9 million at August 31, 2005 due to the acquisitions mentioned above. Approximately 80% of the receivable balance at August 31, 2005 was within 60 days outstanding. At August 31, 2005, approximately $1.1 million of the $4.1 million in total Medicaid receivables outstanding and approximately $414,000 of the $508,000 in Medicaid receivables outstanding over 120 days relates to unbilled amounts from the Laurelwood facility due to problems encountered subsequent to our acquisition in January 2005 in obtaining our Medicaid provider number for this facility. These amounts were collected subsequent to August 31, 2005. The remaining hospital services balance outstanding in the over 120 days column at August 31, 2005 represents receivables acquired that were recorded at net realizable value from the Friends Hospital acquisition that occurred in July 2005. In accordance with this purchase agreement, uncollected accounts receivable were settled post-closing through purchase price adjustments in fiscal year 2006.

Contract Management Services – Total receivables decreased from approximately $11.4 million at August 31, 2004 to $11.0 million at August 31, 2005. Approximately 94% of the receivable balance at August 31, 2005 was within 60 days outstanding. At August 31, 2005, the balance in the 91 – 120 days column relates to payment received subsequent to year end on a past due invoice from one customer. The balance in the over 120 days column relates to Medicaid cost report settlement payments due from one customer.

EAP Services – Total receivables increased from approximately $1.5 million at August 31, 2004 to $1.9 million at August 31, 2005. Approximately 98% of the receivable balance at August 31, 2005 was within 60 days outstanding.

The clients in the Company’s contract management and EAP services groups are primarily corporate entities and acute-care hospitals whereas, clients for the Company’s hospital services group range from governmental agencies, such as Medicare, to individuals with no insurance (self-pays).

The Company will plan on including this comparable level of detail for the Management’s Discussion & Analysis disclosure related to our accounting policies for the Allowances for Doubtful Accounts in our future filings on Form 10-K. In addition, the Company will provide a summary of this policy in our critical accounting policies.

Allowance for Contractual Discounts, page 60

2.	SEC Comment: For each period presented, please quantify and disclose the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for 2005, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2004 and the amount of the new estimate or settlement amount that was recorded during 2005.

Company response:

For the period ended August 31, 2004, the balance of the Allowance for Contractual Discounts was approximately $509,000. For the period ended August 31, 2005, the balance of the Allowance for Contractual Discounts was approximately $4,696,000. During the year ended August 31, 2005, the Company recorded a net decrease in the allowance of approximately $19,000 related to additional income that was received in 2005 as a result of Medicare cost report settlements for the 2004 fiscal year for our Michiana Behavioral Health and Poplar Springs facilities. Adjustments related to settlements during fiscal 2005 for other payor classes were insignificant. During the 2005 fiscal year, the allowance increased by approximately $3,687,000 relating to the acquisition of the Laurelwood, Friends and River Park facilities. The net increase in the allowance at the 2 existing facilities (Michiana & Poplar Springs) was approximately $519,000 and was due to the Company operating these facilities for the full year in fiscal 2005 as opposed to only a portion of fiscal year 2004.

Consolidated Financial Statements, page F-1

Consolidated Balance Sheets, page F-3

3.	SEC Comment: Please explain to us why you did not reclassify the assets and liabilities of your discontinued operation separately as held for sale on the face of the balance sheet for the period ended August 31, 2005. Also explain to us in greater detail what assets and liabilities you retained after the sale including a discussion of the impact that this retention had on your decision to classify these operations as discontinued. Refer to paragraph 49 of SFAS 144.

Company response:

There were no assets and liabilities of our discontinued operation to reclassify separately as held for sale on the face of the balance sheet as of August 31, 2005 since the ultimate sale occurred prior to August 31, 2005. During the 4th fiscal quarter of 2005, the Company made the decision to sell all of the member interests in ProCare One Nurses, LLC, its wholly-owned temporary nurse staffing subsidiary to CareerStaff Unlimited, Inc. The transaction ultimately closed on August 29, 2005, prior to the end of the fiscal year. The remaining residual assets consisted primarily of deferred tax assets and the remaining residual liabilities consisted primarily of accrued legal settlements which were retained by the Company. These residual assets and liabilities were listed on the face of the consolidated balance sheet and in more detail in Note 6 – Discontinued Operations. The retention of these assets and liabilities had no impact on our decision to classify these operations as discontinued as the following two conditions were met in accordance with paragraph 42 of SFAS 144: (a) the operations and cash flow of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. The Company sold 100% of the member interests in ProCare on August 29, 2005, the Company no longer has any involvement in the operations of ProCare, and the Company will not receive any future cash flows from the operations of ProCare. Additionally, we respectfully submit that paragraph 49 of SFAS 144 solely relates to the transition provisions of SFAS 144 and therefore, no reclassification to our financial statements at August 31, 2005 is necessary.

Consolidated Statements of Changes in Stockholders’ Equity, page F-6

4.	SEC Comment: Please explain to us how the issuance of your treasury shares in connection with the stock split affected as a 100% stock dividend resulted in removing an amount in excess of the historical costs of these treasury shares from that balance. It is unclear why this transaction resulted in a credit position for an account that typically has a debit position.

Company response:

On June 15, 2005, the Company effected a 100% stock dividend. For each share of outstanding stock, one additional share of Common Stock was issued. Part of the dividend distribution was paid using approximately 1,605,000 shares of treasury stock (which comprised all of the treasury stock held by the Company at the time) and which had a debit balance of approximately $15.8 million. A stock dividend was not paid on the shares held in treasury.

For the third quarter Form 10-Q for the three and nine month periods ended May 31, 2005, the Company’s change in capital structure was given retroactive effect by restating all prior year balances as required by Staff Accounting Bulletin Topic 4-C.

During the preparation of the Form 10-K for the year ended August 31, 2005, to be consistent with the presentation in the May 31, 2005 Form 10-Q, the Company applied the restatement adjustments to all prior periods, including the beginning balances of the statement of stockholders’ equity at August 31, 2002. The application of these adjustments resulted in a credit balance in the treasury stock account at August 31, 2002.

As such, during the preparation of the August 31, 2005 Statement of Changes in Stockholders’ Equity the application of this dividend was applied as follows to the beginning balances at August 31, 2002:

•	Common Stock – issued shares were increased by approximately 4.1 million shares at a value of $0.01 per share. This reflects the number of additional shares issued in conjunction with the stock dividend, net of shares issued out of treasury stock, to give effect to the retroactive presentation of the stock split.

•	Retained Earnings – debited for $15.7 million (the value of the Treasury Shares issued in the dividend).

•	Treasury Shares – number of shares was reduced by 1,604,651 to 194,552. This was the number of treasury shares issued in the dividend.

•	Treasury Stock at Cost – decreased by $15.7 million to a credit balance of $4.2 million at August 31, 2002.

The other alternative considered by the Company was to “zero out” the opening balance of treasury stock and record a balancing adjustment to one of the 2003 transactions. We believed it was more appropriate to reflect the actual activity during each of the years 2003, 2004, and 2005 and restate our opening treasury stock balance as a credit balance.

Notes to Consolidated Financial Statements, page F-9

14.	Commitments and Contingencies, page F-30

Legal Proceedings, page F-31

5.	SEC Comment: Please provide to us, in disclosure-type format, a revised discussion of the actual dollar amounts being sought in these various lawsuits such as the alleged amounts of over billing identified. If the amount is not stated or determinable, include a statement of that fact and a discussion of why it is not determinable.

Company response:

The following response is provided to the Commission in disclosure-type format to address your comments regarding our footnote disclosure for our legal proceedings discussed in Note 14 – Commitments and Contingencies:

The Company is party to a civil qui tam lawsuit styled United States ex rel. Debra Hockett, M.D., Linda Thompson, M.D., and Chyrissa Staley, R.N., Plaintiffs v. Columbia/HCA Healthcare Corp., Indian Path Hospital, Inc., Horizon Mental Health Management, Inc. and Superior Home Health of East Tennessee, Inc., Defendants, 01-MS-50 (RCL) (part of Civil Action No. 99-3311 (RCL) pending in the United States District Court for the District of Columbia. The complaint alleges that certain on-site Company personnel acted in concert with other non-Company personnel to improperly inflate certain Medicare reimbursable costs associated with services rendered at Indian Path Hospital prior to 1997. The complaint seeks to recover amounts allegedly over billed to Medicare as a result. The relators have also alleged that such conduct occurred at other hospitals owned by the parent corporation of Indian Path. The parties are in discovery proceedings and there is no trial setting. As of August 31, 2005, there is still uncertainty as to the extent of the damages that can be asserted by the plaintiffs, the measure of damages that will be asserted by the plaintiffs, and the amount of damages that will be asserted by the plaintiffs. Thus, an estimate of the possible loss, if any, cannot be made at this time.

The Company is party to a civil qui tam lawsuit styled United States of America, ex rel. Michael M. Meyer, Patricia J. Szerlip and Vicki Weatherford, Plaintiffs, v. Horizon Health Corporation, Summit Medical Center and Sukhdeep Grewal, M.D., Defendants, Civil Action No. 00-01-1303 MEJ, pending in the United States District Court for the Northern District of California. The relators served the complaint in November 2004. The United States Department of Justice had previously declined to intervene in the lawsuit. The complaint alleges primarily that certain patients were improperly admitted to hospital gero-psychiatry programs managed by the Company at the two hospitals. The complaint seeks to recover amounts allegedly over billed to Medicare as a result. No discovery proceedings have been conducted in the case and there is no trial setting. As of August 31, 2005, the scope of the alleged damages or false claims is still uncertain as no discovery has been conducted and the plaintiffs might further amend the complaint after discovery. Thus, an estimate of the possible loss, if any, cannot be made at this time.

The Company is a party to a lawsuit styled Jeanine Phillips, on behalf of herself and all others simultaneously situated v. ProCare One Nurses, LLC, Obstetrical Nurses, Inc. and Horizon Health Corporation, Case Number 030000425, pending in the Superior Court of the State of California for the County of Orange. The complaint alleges various violations of California wage and hour laws and seeks the recovery of substantial amounts for wages, fines, penalties and attorneys fees. The case is filed as a private attorney general action under Section 17200 of the California Business and Professions Code. The Company considers that it is entitled to indemnity from Obstetrical Nurses, Inc., a predecessor to ProCare One Nurses, LLC, for liability relating to a portion of the claims and has asserted a claim for indemnity in a separate lawsuit. The parties are engaged in discovery proceedings. The case is filed as a class action, but the court recently denied the motion for class certification. As of August 31, 2005, the scope of potential liability is uncertain given that the court has denied the motion for class certification, the liability of Obstetrical Nurses, Inc. for the claims has not been determined, and the uncertain legal basis of many of the claims asserted by the plaintiff. Thus, an estimate of the possible loss, if any, cannot be made at this time.

The Company will plan on including comparable disclosure relating to legal proceedings in our future filings on Form 10-Q and Form 10-K.

Additional information for the Commission on these legal proceedings is provided below:

United States ex rel. Debra Hockett, M.D., Linda Thompson, M.D., and Chyrissa Staley, R.N., Plaintiffs v. Columbia/HCA Healthcare Corp., Indian Path Hospital, Inc., Horizon Mental Health Management, Inc. and Superior Home Health of East Tennessee, Inc., Defendants – The complaint in this suit does not set forth a specific amount for damages. The specific damages being sought are difficult to calculate because the claim is not that specific billings to Medicare were improper or false but instead that the hospital improperly inflated its costs in its initial first year TEFRA period and thereby improperly inflated its TEFRA “cap” applicable to billings after the first year TEFRA period. The complaint primarily refers to one HCA hospital. The complaint also contains a non-specific allegation that the same practices occurred at other HCA hospitals, which are not identified in the complaint but potentially could involve hospitals where there were Horizon managed units and hospitals where there were not. Notwithstanding the non-specific nature of the allegations related to the other HCA hospitals, the court initially permitted discovery proceedings regarding other HCA hospitals. However, the court recently ordered an end to that discovery and, based on the discovery conducted by the plaintiffs through the date of that order; it is questionable whether any facts relating to improper practices at any other HCA hospitals have been developed. The plaintiffs have a motion pending for reconsideration of the court order ending further discovery proceedings regarding other HCA hospitals. To date, there have been no depositions taken of the plaintiff’s experts. This is not a case alleging certain specific false claims or billings. Rather, the claim is in the nature that there were proper billings submitted but that such billings were improper because the billings exceeded what should have been the purportedly correct TEFRA cap that would have existed if the allegedly improper practices had not occurred in the initial first year TEFRA period. There is much dispute about how the plaintiffs consider the damages should be calculated. This will be a matter of expert testimony given the nature of the claim. The parties are currently in discovery proceedings and no trial date has been set.

United States of America, ex rel. Michael M. Meyer, Patricia J. Szerlip and Vicki Weatherford, Plaintiffs, v. Horizon Health Corporation, Summit Medical Center and Sukhdeep Grewal, M.D., Defendants – The specific amount of the alleged false claims is not set forth in the complaint. The suit was previously dismissed twice for failure to state a claim. The third amended complaint alleged specific facts relating to only one patient, although it also alleges the same improper practices also occurred with respect to other patients. It is believed based on a recent court hearing that the court will consider only the billings related to the one patient to be at issue. As such, it is considered that the amount in controversy may not be very significant if the case is limited to the billings related to one patient. However, since discovery proceedings have only recently commenced and the plaintiffs might further amend the complaint after discovery, the scope of the alleged damages is still uncertain. The case has been set for trial in February 2007.

Jeanine Phillips, on behalf of herself and all others simultaneously situated v. ProCare One Nurses, LLC, Obstetrical Nurses, Inc. and Horizon Health Corporation – The case was initially filed as a class action suit and a private attorney general action under Section 17200 of the California Business and Professions Code. The purported unspecified damages asserted in the complaint were based on a class action proceeding. However, the court denied the motion for class certification. As a result, the case is currently only an individual claim by the one named plaintiff. The damages for that one named plaintiff individually would not be significant or material. However, the plaintiff indicated that it would appeal the ruling of the court denying class certification. With respect to the actual wage and hour violations alleged in the complaint, some are considered not correct under California law and some are based on unresolved interpretations of California law that are disputed by the defendants. At August 31, 2005, the scope of potential liability was not determinable given that the court denied the motion to class certification and the claim is presently just an individual claim although the order denying class certification probably will be appealed. The case had been set for trial in August 2006 but has recently settled although the settlement has not been finalized and approved by the court.

In connection with our responses above, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in our filings with the Securities and Exchange Commission;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 972-420-8222 if you have any additional questions or comments.

Sincerely,

/s/    John Pitts

John Pitts

Executive Vice President Finance and Chief Financial Officer